UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EPIZYME, INC.

(Name of Subject Company (Issuer))

HIBERNIA MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Offeror)

a wholly owned subsidiary of

IPSEN S.A.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Francois Garnier, EVP, General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Hibernia Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen Biopharma”) and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (“Ipsen”) and wholly owned subsidiary of Ipsen S.A., a French société anonyme (“Ipsen SA”), to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Epizyme, Inc., a Delaware corporation (“Epizyme”), at a price of $1.45 per Share, to the holder in cash, without interest, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, contingent upon the achievement of certain specified milestones as described in the Offer to Purchase dated July 12, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of June 27, 2022, among Epizyme, Ipsen and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Epizyme, Inc. Its principal executive office is located at 400 Technology Square, 4th Floor, Cambridge, Massachusetts, and its telephone number is (617) 229-5872.

(b) This Schedule TO relates to the Shares. According to Epizyme, as of the close of business on June 24, 2022, there were 168,329,464 Shares issued and outstanding.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) This Schedule TO is filed by Ipsen SA, Ipsen, Ipsen Biopharma and Purchaser. The principal executive office of Ipsen SA and Ipsen is 65 Quai Georges Gorse, 92100 Boulogne Billancourt, France. Each of Ipsen Biopharma’s and Purchaser’s principal executive office is located at One Main Steet, Cambridge, MA 02142. Each of Ipsen SA’s and Ipsen’s telephone number is +33 1 58 33 50 00. Each of Ipsen Biopharma’s and Purchaser’s telephone number is +1 (617) 679-8500. The information regarding Ipsen SA, Ipsen, Ipsen Biopharma and Purchaser set forth in Section 9 – “Certain Information Concerning Ipsen, Purchaser and Related Entities” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8 –“Certain Information Concerning Epizyme”, Section 9 – “Certain Information Concerning Ipsen, Purchaser and Related Entities”, Section 10 – “Background of the Offer; Contacts with Epizyme”, Section 11 – “Purpose of the Offer and Plans for Epizyme; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 – “Price Range of Shares; Dividends”, Section 7 – “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and Section 11 – “Purpose of the Offer and Plans for Epizyme; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 – “Certain Information Concerning Ipsen, Purchaser and Related Entities”, Section 11 – “Purpose of the Offer and Plans for Epizyme; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3 – “Procedures for Tendering Shares”, Section 10 – “Background of the Offer; Contacts with Epizyme” and Section 16 – “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 7 – “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” Section 10 – “Background of the Offer; Contacts with Epizyme,” Section 11 – “Purpose of the Offer and Plans for Epizyme; Summary of the Merger Agreement and Certain Other Agreements,” and Section 15 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated July 12, 2022.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, published July 12, 2022 in the Wall Street Journal.
(a)(5)(A)	Joint Press Release of Epizyme and Ipsen, dated June 27, 2022 (incorporated herein by reference to Exhibit 99.1 to Epizyme’s Current Report on Form 8-K filed on June 27, 2022).
(a)(5)(B)	Email sent to employees of Epizyme on June 27, 2022 (incorporated herein by reference to Exhibit 99.2 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).
(a)(5)(C)	Corporate Statement for Use with Investors and Media dated June 27, 2022 (incorporated herein by reference to Exhibit 99.3 to Epizyme’s Schedule 14D-9C filed on June 27, 2022).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2022, by and among Epizyme, Ipsen and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Epizyme on June 27, 2022).
(d)(2)*	Mutual Confidentiality Agreement, effective as of February 7, 2022, by and between Epizyme and Ipsen.
(d)(3)	Form of Support Agreement by and among Ipsen, Purchaser and each of the stockholders named therein (incorporated herein by reference to Exhibit 2.2 to Form 8-K filed by Epizyme on June 27, 2022).
(d)(4)	Form of Contingent Value Rights Agreement, by and between Purchaser and the Rights Agent (incorporated herein by reference to Exhibit 2.3 to Form 8-K filed by Epizyme on June 27, 2022).
(d)(6)*	Exclusivity Letter Agreement, dated June 10, 2022, by and between Ipsen and Epizyme, as extended by letter agreement dated June 22, 2022.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2022

HIBERNIA MERGER SUB, INC.

By:	/s/ Christelle Huguet
Name:	Christelle Huguet
Title:	Chief Executive Officer and President

IPSEN BIOPHARMACEUTICALS, INC.

By:	/s/ Stewart Campbell
Name:	Stewart Campbell
Title:	Executive Vice President and President, North America

IPSEN PHARMA SAS

By:	/s/ David Loew
Name:	David Loew
Title:	President

IPSEN S.A.

By:	/s/ David Loew
Name:	David Loew
Title:	Chief Executive Officer

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